Exhibit 99(a)(5)

BANCROFT FUND LTD. COMMENCES TENDER OFFER

FOR IMMEDIATE RELEASE
Morristown, NJ	For Information:
January 31, 2008	Gary I. Levine
Cusip 059695106	(973) 631-1177

Bancroft Fund Ltd. (the “Fund”) (AMEX: BCV) today commenced an offer to purchase for cash (the “Offer”) up to 758,754 (approximately 12.5%) of its issued and outstanding shares of beneficial interest, par value $.01 per share. The purchase price per Fund share will be 95% of the net asset value per Fund share determined as of 5:00 p.m. E.S.T. on the date of the expiration of the Offer. The Fund reserves the right in its sole discretion to accept and pay for tendered shares in excess of 758,754 shares, but if more than 758,754 shares are tendered and the Fund does not elect to take up and pay for all such shares, the tendered shares will be accepted on a pro rata basis. The Offer will remain open until 9:30 a.m. Eastern Standard Time on February 29, 2008, unless extended by the Fund.

The Fund is conducting the Offer pursuant to an Agreement dated January 11, 2008 between the Fund and certain Fund shareholders. The Fund shareholders had requested that the Fund take action to reduce the trading discount between the price of a Fund share on the American Stock Exchange (the “AMEX”) and the Fund’s net asset value per share. In the Agreement, the Fund shareholders agreed to tender all of their shares in the tender offer, to sell their Fund shares whenever the price on the AMEX reaches at least 95% of net asset value per share, to discontinue their planned proxy contest for two seats on the Fund Board which will be filled at the 2008 Annual Meeting of Shareholders scheduled to be held on February 11, 2008 and instead to vote for the two Fund nominees, and to withdraw their shareholder proposal with respect to consideration of a monthly managed distribution policy.

This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund or a prospectus, circular or representation intended for use in the purchase or sale of Fund shares. The Offer is being made only by the Offer to Purchase and the related Letter of Transmittal. Shareholders should read these documents carefully when they become available to investors. Investors may obtain copies free of charge at the website of the Securities and Exchange Commission (www.sec.gov) or from the Information Agent, The Altman Group, Inc. at (866) 416-0576. The Offer to Purchase will not be made to, nor will tenders pursuant to the Offer to Purchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the Offer to Purchase would violate such jurisdiction’s laws.

Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Fund shares involve investment risk, including possible loss of principal.

Bancroft Fund Ltd. operates as a closed-end, diversified management investment company and invests primarily in convertible securities, with the objectives of providing income and the potential for capital appreciation; which objectives the Fund considers to be relatively equal, over the long-term, due to the nature of the securities in which it invests. Fund shares are traded on the American Stock Exchange under the ticker symbol BCV.

For further information please contact:
Gary I. Levine,
Executive Vice President, Chief Financial Officer and Secretary

info@bancroftfund.com
Ph. (973) 631-1177